Emerald Shareholders Vote in Favour of Sale of Pure Sunfarms

VANCOUVER, British Columbia, October 29, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) is pleased to announce that its shareholders have voted today at its annual general and special meeting (the "Meeting") to approve the sale of the Company's 41.3% interest in Pure Sunfarms Corp. ("PSF") to Village Farms International, Inc. ("Village Farms") (NASDAQ: VFF; TSX: VFF).

As previously announced by the Company, on September 8, 2020, it entered into a share purchase agreement (the "Share Purchase Agreement") with Village Farms in respect of the sale of the Company's interest in PSF, a joint venture that was established between the Company and Village Farms in 2017. Pursuant to the Share Purchase Agreement, Village Farms has agreed to purchase 36,958,500 common shares in the authorized share structure of PSF, representing all of the remaining shares of PSF not held by Village Farms, for an aggregate purchase price of $79,900,000 (the "Transaction").

The Transaction was approved by 98.65% of votes cast by the Company's shareholders at the Meeting.

The Company will now seek final approval from the TSX Venture Exchange (the "TSXV") to approve the transaction. The Transaction is expected to close in the coming days, subject to applicable regulatory approvals (including TSXV approval) and the satisfaction of other customary conditions.

"We appreciate our shareholders' conviction in the direction we are moving with Emerald. Upon closing this transaction, which we expect very rapidly, we will work to swiftly transform our balance sheet to zero debt with a very healthy remaining cash position," said Riaz Bandali, CEO of the Company. "We will also take steps to immediately continue to enhance our focus on science-based innovation for the development of novel, high margin and differentiated products, as well as to advance our strategy planning to define the other new business initiatives we wish to undertake organically and/or through very prudent acquisition, and to set the wheels in motion to implement this strategy. We look forward to updating investors as our plans progress.

"We are very proud of our foundational role in the creation and build up of the Pure Sunfarms business and we wish Mandesh and the PSF team and Mike and the Village Farms team continued success. We are also pleased about the tremendous progress we have made in reshaping Emerald over the last year and are excited about the additional transformational growth opportunities that we can now actively pursue."

In addition to approving the Transaction, shareholders also approved the following matters at the Meeting: (i) the re-election of Dr. Avtar Dhillon, Mr. Jim Heppell, Mr. Punit Dhillon and Mr. Bob Sukhwinder Rai as directors of the Company; (ii) the appointment of Deloitte LLP as auditors of the Company; and (iii) the Company's omnibus incentive plan.

About Emerald Health Therapeutics, Inc.

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Transaction and the timing thereof; obtaining all regulatory approvals of the Transaction; and satisfaction of closing conditions to the Transaction.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of third party and lender consents and regulatory and stock exchange approvals; failure to comply with all necessary conditions to closing; regulatory approvals; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.